APEX WEALTH ENTERPRISES LIMITED
                              Unit 1502, 15th Floor
                                 Worldwide House
                      19 Des Voeux Road Central, Hong Kong

October 28, 2003


Michael Ferraro
Attorney-Advisor
Securities and Exchange Commission
Mail Stop 0304
450 Fifth Street, N.W.
Washington, D.C. 20549
USA
Dear Mr. Ferraro:

RE:      Apex Wealth Enterprises Limited
         Registration Statement on Form F-1:
         File No. 333-108930


     Apex  Wealth  Enterprises  Limited  (the  "Company")  hereby  notifies  the
Securities   and   Exchange   Commission   of  its   decision  to  withdraw  the
above-referenced Form F-1 Registration Statement and requests that an order consenting to the withdrawal be entered effective immediately.

     The Company filed the Registration Statement on Form F-1 with respect to shares of its Common Stock on September 18, 2003. Due to changes in market conditions, it has decided not to proceed with a blank check offering at this time. Accordingly, no shares of Common Stock have been or will be sold pursuant to the filed Registration Statement.

     If you have any questions, please contact Simon Luk of Heller Ehrman White & McAuliffe at 001-852-2292-2000.

Very truly yours,

Apex Wealth Enterprises Limited

By:  /s/ LI SZE TANG
______________________
Name:  Li Sze Tang
Title:  Chief Executive Officer and Chairman of the Board